EXHIBIT 3.1

Amendments to the Bylaws of Golden Matrix Group, Inc.

Effective December 2, 2025, Article XIII, Section 45 of the Bylaws of Golden Matrix Group, Inc. (the “Company” and the “Bylaws”), was amended and restated by the majority stockholder of the Company, in its entirety to read as follows:

“Section 45. Amendments.

(a) By the Stockholders. These Bylaws may be adopted, amended, or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

(b) By the Board of Directors. Subject to the right of shareholders to adopt, amend, or repeal these Bylaws, these Bylaws may be adopted, amended, or repealed by the Board of Directors. A Bylaw adopted by the shareholders may restrict or eliminate the power of the Board of Directors to adopt, amend, or repeal these Bylaws. In no event shall any amendment or modification of these Bylaws adopted by the stockholders pursuant to Section 45(a) hereof be amended by the Board of Directors, without approval of the stockholders pursuant to Section 45(a) hereof. Notwithstanding the foregoing, Section 45 of these Bylaws (including this Section 45(b)) may be amended or repealed only by the vote or written consent of holders of a majority of the outstanding shares entitled to vote pursuant to Section 45(a).”

Effective December 2, 2025, Article V, Section 28(b) of the Bylaws of the Company, was amended and restated by the majority stockholder of the Company, in its entirety to read as follows:

“(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28. Additionally, the Chairman of the Board of Directors shall have the power, exercisable in his/her sole discretion, by delivery of written notice to the Board of Directors at any time (including after the commencement of the regular or special meeting in question), with immediate effect, to cause

(i)

the suspension and postponement of the meeting (if it has already commenced), or the suspension and postponement of any specific agenda item(s) at such meeting—including any regular or special meeting at which the Chairman of the Board of Directors is not present; or

(ii)	the postponement of the meeting (if it has not yet commenced), or the postponement of any specific agenda item(s) at such meeting;

in either case to a future date within the Chairman’s sole discretion, provided such postponement of either specific agenda item(s) or the meeting as a whole is not more than thirty (30) days following the regular or special meeting or specific agenda item(s) which the Chairman desires to suspend/postpone.”